Exhibit 14

CODE OF ETHICS

ATTITUDE DRINKS INCORPORATED,
a Delaware corporation
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Code of Ethics
Attitude Drinks Incorporated (the “Company”) is committed to the highest standards of ethical conduct. This Code of Ethics (the “Code”) summarizes the basic principles and standards of conduct to help ensure compliance with the laws and regulations that apply to our business. The Code applies to directors, officers and employees of the Company. Therefore, all directors, officers and employees are expected to read and understand the Code, uphold these standards in day-to-day activities, comply with all applicable policies and procedures, and ensure that all agents and independent contractors are aware of, understand and adhere to these standards.

The Company is committed to continuously reviewing and updating its policies and procedures. The Code supersedes all other such codes, policies, procedures, instructions, practices, rules or written or verbal representations to the extent they are inconsistent.

Please read this statement carefully and then sign it where indicated if you understand and agree to it. The Compliance Officer (as defined below) will maintain this acknowledgement with the Company's corporate records.

1.
ETHICAL CONDUCT. You must adhere to, advocate and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.
COMPLIANCE. You must respect and comply with applicable laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions in which the Company conducts business.

3.
PUBLIC COMPANY REPORTING. As a public company, the Company’s filings with the SEC must be full, fair, accurate, timely, and include understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission and in other public communications made by the Company. Whether or not you are directly involved in that process, you have several responsibilities:

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Depending upon your position, you may be called upon to provide information to assure that our public reports are complete, fair and understandable. The Company expects you to take this responsibility very seriously and to provide prompt, full and accurate answers to inquiries related to its public disclosure requirements.

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The Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect its transactions and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation and disclosed to and approved by the Chief Financial Officer.

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Additionally, records should always be retained or destroyed according to the Company’s record retention practices. In accordance with those practices, in the event of litigation or governmental investigation, please consult the Compliance Officer immediately.

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The Company’s public reports must fairly, completely, and accurately reflect Company operations. If you believe they do not, you have a responsibility to bring your concerns to the Company's attention by reporting it to your manager, the Chief Financial Officer or in the manner described in paragraph 5 below.

4.
CONFLICTS OF INTEREST. You should avoid actual or apparent conflicts of interest with the Company. A "conflict of interest" exists whenever your private interests interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for us objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

A conflict of interest may exist (i) if you work simultaneously for one of the Company’s competitors, customers or suppliers, even as a consultant or board member (a conflict may exist if a member of your immediate family works for a competitor, customer or supplier), or (ii) if you receive any form of compensation (including loans or gifts other than de minimis gifts) from any person with whom the Company does business or own an undisclosed interest in any supplier to the Company (other than an interest of less than 1% in a public company).

In general, the best policy is to avoid any direct or indirect business connection with the Company’s customers, suppliers or competitors, except on its behalf. You must report all potential conflicts to the Audit Committee or the Board of Directors, as applicable, and can proceed only if the relationship is approved in writing by the Audit Committee or the Board of Directors. Please raise any questions about whether a situation is a conflict of interest with the Compliance Officer or the Chief Financial Officer.

5.
REPORTING AND TREATMENT OF VIOLATIONS. If you (i) are concerned about any accounting or auditing matters or (ii) believe or are concerned that anyone connected with the Company may have or is about to violate this Code or has committed or plans to take any illegal or unethical action in connection with the Company's business, you must promptly bring the matter to the attention of the Compliance Officer, the Chief Financial Officer or the Board of Directors. You should not accept any direction by your supervisor that contradicts these policies. To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of the alleged violation.

6.	CONSEQUENCES OF VIOLATIONS. If a violation is substantiated, the Board of Directors may impose such sanctions or take such actions as it deems appropriate, including, but not limited to:

•	disciplinary action (including, without limitation, censure, re-assignment, demotion, suspension or termination);

•	pursuit of any and all remedies available to the Company for any damages or harm resulting from a violation, including injunctive relief; and

•	referral of matters to appropriate legal or regulatory authorities for investigation and prosecution.

7.
REQUEST FOR WAIVER AND CHANGES IN CODE. The Board of Directors must approve any consent or waiver with respect to the Code. Any waiver (including an implicit waiver) that constitutes a material departure from a provision of this Code shall be publicly disclosed on a timely basis, to the extent required by the SEC or other rules and regulations. In addition, any amendments to this Code (other than technical, administrative or other non-substantive amendments) shall be publicly disclosed on a timely basis, to the extent required by applicable SEC rules or other rules and regulations.

8.
CONTACT INFORMATION. For questions regarding the Company's Code of Ethics or reporting potential violations to this Code of Ethics, you may contact the Compliance Officer or any member of the Board of Directors as you deem appropriate.

Contact information for the Compliance Officer is as follows:

 Roy G. Warren, Compliance Officer
 Telephone: (561) 799-5053
E-mail: roy@attitudedrinks.com

By Mail — You may identify yourself or send your information anonymously:

Attitude Drinks Incorporated
10415 Riverside Drive # 101
Palm Beach Gardens, Florida 33410-4237
Attention: Roy G. Warren, Compliance Officer

Please indicate that you have received, read and will abide by this Code by signing your name and dating the acknowledgement below and returning it promptly to the Company.

I certify that I have carefully read this Code of Ethics and will comply with its terms and conditions.

(Signature)

(Print Name)

(Date)